SURGEPAYS, INC.

3124 BROTHER BLVD, SUITE 410

BARTLETT, TN 38133

September 6, 2023

Lauren Pierce

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 3, 2023
File No. 333-273110

Dear Ms. Pierce:

By letter dated August 15, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided SurgePays, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Form S-3 filed on August 3, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Form S-3 filed August 3, 2023

General

1.	We note your disclosure that the securities being listed on Upstream are “common stock represented by digital tokens” and you refer to them as “tokenized equities.” This appears to be inconsistent with your disclosure on page 5 that “there are no tokenized shares.” Please revise or advise.

RESPONSE: On the date hereof, we are filing Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment”), which expands our disclosures regarding Upstream (the “Upstream Disclosure”). The Upstream Disclosure clarifies that there are no tokenized shares created or new securities created on Upstream. Rather, a “Share Token” is generated that digitally represents a deposit of common stock made on Upstream.

2.	Please explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Depository, including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either bookentry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Explain the differences between having the company’s shares dual listed on a foreign stock exchange, such as the London Stock Exchange, and the MERJ Exchange. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

RESPONSE: The Upstream Disclosure provides the information requested by the Staff and the Amendment includes the risk factors requested by the Staff.

3.	It is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please disclose in your registration statement how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether, and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, based on your responses to the foregoing, please clarify how the “lost certificate” process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.

RESPONSE: The Upstream Disclosure provides the information requested by the Staff.

4.	Please explain why you believe MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

RESPONSE: Based on information provided by Upstream, we understand MERJ Exchange is (i) an affiliate of the World Federation of Exchanges (WFE), (ii) recognized by HM Revenue and Customs UK as a ‘Recognised Stock Exchange’, (iii) a full member of the Association of National Numbering Agencies (ANNA) where MERJ Depository is responsible for assigning and registering ISIN and CFI identifiers to users, (iv) a Qualifying Foreign Exchange for OTC Markets in the United States, and (iv) a member of the Sustainable Stock Exchanges Initiative. MERJ Depository and MERJ Exchange are regulated in the Seychelles by the Seychelles Financial Services Authority (https://fsaseychelles.sc/), an associate member of the International Association of Securities Commissions (IOSCO). In addition, the Seychelles is a full member of, and in good standing with, the Eastern and Southern African Anti-Money Laundering Group (ESAAMLG), and is a participating jurisdiction recognized by the United States Department of the Treasury under the Foreign Account Tax Compliance Act. As such, foreign financial institutions in Seychelles are not subject to the 30% withholding tax on U.S. source income.

Rule 15a-6 under the Exchange Act allows certain foreign dealers to be exempt from registration with the Commission as a broker or dealer, national securities exchange and/or clearing agency. Specifically, Rule 15a-6 states that:

A foreign broker or dealer shall be exempt from the registration requirements of sections 15(a)(1) or 15B(a)(1) of the Act to the extent that the foreign broker or dealer:

(1) Effects transactions in securities with or for persons that have not been solicited by the foreign broker or dealer; or

(4) Effects transactions in securities with or for, or induces or attempts to induce the purchase or sale of any security by:

(i) A registered broker or dealer, whether the registered broker or dealer is acting as principal for its own account or as agent for others, or a bank acting pursuant to an exception or exemption from the definition of “broker” or “dealer” in sections 3(a)(4)(B), 3(a)(4)(E), or 3(a)(5)(C) of the Act (15 U.S.C. 78c(a)(4)(B), 15 U.S.C. 78c(a)(4)(E), or 15 U.S.C. 78c(a)(5)(C)) or the rules thereunder;

Upstream has informed us pursuant to the exemption under Rule 15a-6, MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency because they do not solicit U.S. based customers and do not allow U.S. based customers to open securities trading accounts without being introduced to Upstream by a registered U.S. broker dealer that has a direct contractual relationship with MERJ Exchange that acts as an agent for others.

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5.	We note your response to prior comment 3. However, your risk factor disclosure does not appear to address risks stemming from discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream. Please include such risk factor disclosure, if material.

RESPONSE: We have included the risk factors requested by the Staff in the Amendment.

6.	We note that Upstream prohibits U.S. investors from depositing, buying, or selling securities on Upstream unless they are introduced by a licensed broker-dealer. We also note that Upstream identifies Boustead Securities as an introducing broker. Please clarify the relationship between the introducing broker and Upstream and the functions expected to be performed by the introducing broker when it “introduces” U.S. investors to Upstream. For example, disclose whether the introducing broker transmits orders to Upstream on behalf of U.S. investors or whether U.S. investors access Upstream directly after being referred to Upstream by the introducing broker. Further, disclose whether Upstream (or MERJ Depository or MERJ Exchange) will carry customer accounts on behalf of the introducing broker.

RESPONSE: The Upstream Disclosure provides the disclosures requested by the Staff.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Anthony Evers

Chief Financial Officer

SurgePays, Inc.

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